Precision Securities, LLC

SEC # 8-52441
CRD # 103976

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

As of December 31, 2022

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Precision Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Precision Securities, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

New York, New York
February 27, 2023

Precision Securities, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	963,803
Receivable from broker-dealers and clearing organizations		3,843,965
Operating lease right-of-use assets		1,857,838
Other assets		325,374
Total Assets	$	**6,990,980**

Liabilities and Equity

Liabilities

Payable to broker-dealers and clearing organizations	$	76,546
Lease liability		2,006,046
Accounts payable and accrued liabilities		2,559,066
Total liabilities		4,641,658

Equity

Member's Equity		2,349,322
Total Liabilities and Equity	$	**6,990,980**

The accompanying notes are an integral part of this Statement of Financial Condition

Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2022

1. **Organization and Description of Business**

   Precision Securities, LLC (the "Company") is a limited liability company organized in the state of California. The Company's sole Class A member is Clear Street Holdings LLC ("Holdings").

   The Company, founded in 2000 and headquartered in San Diego, CA, provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's designated self-regulatory organization is FINRA.

   The Company's operating agreement provides that the Chief Executive Officer ("CEO") has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

   Upon approval from FINRA, the Company transitioned the accounts of its Centerpoint Securities Division ("Centerpoint") to Clear Street LLC ("CS LLC"), a broker-dealer under common control through Holdings, on September 12, 2022. Prior to the transition, the Company had introduced these Centerpoint accounts to CS LLC.

   The Company does not execute or clear securities transactions for customers, and does not custody securities on behalf of customers. Accordingly, the Company claims an exemption under section k(2)(ii) of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. **Significant Accounting Policies**

   Basis of Presentation

   The accompanying Statement of Financial Condition has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The Statement of Financial Condition is presented in U.S. dollars.

Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2022

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual amounts may differ from estimated amounts.

Cash and Cash Equivalents

At December 31, 2022, the Company maintained cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly credit worthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2022, the Company had no cash equivalents.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2022, Receivable from and Payable to broker-dealers and clearing organizations primarily represented amounts due to or from clearing brokers in relation to the Company's introduced customer activity. The carrying value of the Receivable from and Payable to broker-dealers and clearing organizations approximates fair value.

Leases

The Company determines if an arrangement is a lease, or contains a lease, at inception. Operating lease assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating leases result in the Company recording a right-of-use ("ROU") asset and a lease liability on its Statement of Financial Condition. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As most of the operating leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date to determine the present value of future payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. The Company elected the practical expedient to not separate non-lease components from lease components. Leases with an initial term of 12 months or less are not recorded on the Statement of Financial Condition and are instead recognized on a straight-line basis over the lease term. At December 31, 2022, the Company had no finance leases.

Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2022

Income Taxes

The Company is a limited liability company and therefore no provision is made in this Statement of Financial Condition for federal, state or local income taxes as such liabilities are the responsibility of the member.

3. Receivable from Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at December 31, 2022 consisted of clearing deposits of $2,189,378, including $580,647 held at CS LLC, and commissions and fees receivable of $1,654,587.

4. Risks and Uncertainties

Off-Balance Sheet Risk

As discussed in Note 1, *Organization and Description of Business,* the Company does not hold customer cash or securities balances. Transactions are processed by a number of clearing firms on a fully disclosed basis. In conjunction with these arrangements, the Company is contingently liable for any unsecured debit balances in customer accounts introduced to the clearing firms by the Company. These customer activities may expose the Company to off balance sheet credit risk in the event that customers are unable to fulfill their contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to risk of loss daily on an account by account basis. At December 31, 2022, the Company was not responsible for any unsecured debits that it had not provided reserves for and did not have any material open positions in its trading accounts.

Credit Risk

The Company accounts for current estimated credit losses ("CECL") on financial assets and certain off-balance sheet items, including receivables from broker dealers and clearing organizations, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments* ("ASC 326-20"). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20, and deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary at December 31, 2022.

Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2022

5. Commitments and Contingencies

Leases

On December 7, 2020, the Company entered into a new lease in Del Mar ("Del Mar office") with a commencement date of October 1, 2021, and a termination date of March 31, 2028. The below table summarizes the lease asset and liability related to this lease:

	December 31, 2022
Right-of-use asset, net of accumulated amortization of $366,898	1,857,838
Lease liability	2,006,046
Weighted average:	
Remaining lease term, in years	5.25
Discount rate	6.00%

Future minimum rental payments under this operating lease with non-cancelable lease terms, as of December 31, 2022, are as follows:

Year	Commitment
2023	412,614
2024	425,644
2025	437,955
2026	450,635
2027	505,519
Thereafter	129,109
Total future minimum lease payments	$ 2,361,476
Less imputed interest	355,430
Total operating lease liability	**$ 2,006,046**

Cash payments included in the measurement of the lease was $323,464 for the year ended December 31, 2022. With the transition of Centerpoint to CS LLC, the Company now shares the Del Mar office with, and allocates rent and related cost to CS LLC based on actual usage.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2022, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

6. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with a related party.

Clear Street LLC ("CS LLC"), a broker-dealer under common control, provides clearing, execution, securities locate and other securities borrowing services to the Company. At December 31, 2022, included in Accounts payable and accrued expenses was $67,646 to CS LLC related to these services.

The Company has an expense sharing agreement with Clear Street Management LLC ("CS Management") which is a member of Holdings, under which compensation and administrative cost is allocated based on actual usage. In addition, the Company reimburses or is reimbursed by CS Management for direct cost paid by or credited to CS Management on behalf of the Company. At December 31, 2022, included in Accounts payable and accrued liabilities on the Statement of Financial Condition was $395,675 payable to CS Management.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital (as defined) equal to the greater of $100,000 or 6.667% of aggregate indebtedness (as defined) and a ratio of aggregate indebtedness to net capital of 15 to 1. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more in its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2022, the Company had net capital of $1,961,321, which was $1,689,509 in excess of its required net capital of $271,812.

8. Subsequent Events

The Company has evaluated its subsequent events disclosure through February 27, 2023, the date that the Company's Statement of Financial Condition was issued, and has determined that there are no events that would have a material impact on this Statement of Financial Condition as of December 31, 2022.